

03053079

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rec'd 7/14/03

RECD S.E.C. JUL 14 2003

7-23

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SEC FILE NUMBER
8-49002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PCX Trade LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Highridge Road
(No. and Street)

Stamford, CT 06905
(City) (State) (Zip Code)

PROCESSED
JUL 28 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Upton
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — if individual, state last, first, middle name)

120 Broadway, New York, NY 10271
(Address) (City) (State) (Zip Code)

RECEIVED
FEB 26 2003
SECURITIES AND EXCHANGE COMMISSION
BOSTON DISTRICT OFFICE

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Kevin Upton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCX Trade LLC, as of December 31, 2002, xxxxxxx are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCX TRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Members of
PCX Trade LLC
1177 High Ridge Road
Stamford, CT 06905

We have audited the accompanying statement of financial condition of PCX Trade LLC as of December 31, 2002 and for the year ended December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PCX Trade LLC as of December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
February 6, 2003

PCX TRADE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 78,763
Receivable from brokers and dealers	91,263
Goodwill	40,000
Other	1,900
Total assets	$ 211,926

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 142,050
Total liabilities	142,050
Commitment	
Members' equity	69,876
Total liabilities and members' equity	$ 211,926

The accompanying notes are an integral part of these financial statements.

PCX TRADE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Formation, Nature of Business and Summary of Significant Accounting Policies

(a) Formation

On September 28, 2001, PCX Holdings Inc. acquired 100% of the common stock of Crosswinds Capital Group LLC and simultaneously changed its name to PCX Trade LLC, (the "Company"), a California limited liability company and a registered broker-dealer. The acquisition was accounted for using the purchase method of accounting. The Company provides trading technology services to broker-dealers. The Company operates under the provisions of paragraph (k) (2) (i) of rule 15c-3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the rule requires that it complies with the following: carries no margin accounts, promptly transmits all customers' funds and delivers all securities.

(b) Revenue Recognition

Fees for technology services are recorded as earned and are billed monthly.

(c) Income Tax

For income tax purposes, the Company will be treated as a partnership under the Internal Revenue Code. Accordingly, no provision has been made for federal and state income taxes.

(d) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Related-Party Transactions

The Company pays a fee to an affiliated entity, PCX Trade Technology Inc., for sublicensing technology services. The fee for the year ended December 31, 2002 amounts to $659,475.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2002, the Company had net capital, as computed under the rule, of $16,695, which was $7,225 in excess of the required amount. The Company's net capital ratio was 851%.

Note 4 - Commitment

The Company has a lease agreement expiring in one year with a monthly rent of $950.

Note 5 - Acquisition of Business and Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, companies are required to review goodwill and intangible assets reported in connection with prior acquisitions, possibly disaggregate and report separately previously identified intangible assets and possibly reclassify certain intangible assets into goodwill. SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill associated with acquisitions consummated after June 30, 2001 is not amortized. The Company has implemented the provisions of SFAS No. 142 on September 28, 2001 (the acquisition date). Since adoption, existing goodwill is no longer amortized but instead will be assessed for impairment at least annually. The Company is currently determining the impact of adopting this standard under the transition provisions of SFAS No. 142.

Goodwill represents the excess of the total consideration paid for the acquired company over the fair value of tangible and intangible assets, less liabilities assumed and purchased.

As a result of the acquisition of Crosswinds Capital Group LLC, the Company recorded goodwill of $40,000 which represented the total purchase price of the acquisition.

Note 6 - Off-Balance-Sheet Credit Risk

The Company provides trade services to broker-dealers and has the risk of counterparty non-performance.

A copy of the Company's Statement of Financial Condition as at December 31, 2002, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

Securities and Exchange Commission
73 Tremont Street/Suite 600
Boston, MA 02108

Gentlemen:

We are pleased to enclose, herewith, a certified copy of the Financial Statements, which we prepared on behalf of PCX Trade LLC as of December 31, 2002.

Please note that the report is marked "Confidential" so that the information contained therein is kept confidential. We have included a side bound copy of the Statement of Financial Condition for all other general purposes.

A side bound copy of the "Comments" to the audited report is included to be used, as you deem necessary.

Please sign the attached delivery slip acknowledging the receipt of this report and return it to us in the self-addressed envelope provided for your convenience.

Kind regards.

Very truly yours,

TODMAN & CO., CPAs, P.C.


RECEIVED
FEB 26 2003
SECURITIES AND EXCHANGE COMMISSION
BOSTON DISTRICT OFFICE

Received from Todman & Co., CPAs, P.C., 120 Broadway, New York, NY 10271 one envelope containing the Financial Statements on behalf of PCX Trade LLC as of December 31, 2002:

Securities and Exchange Commission
73 Tremont Street/Suite 600
Boston, MA 02108

____
(Received by)